EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY

Annual General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

May 4, 2023

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The notice of the meeting, proxy statement and proxy card are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints each of Mr. Yohai Stenzler, the Company's Chief Accounting Officer, and Mr. Guy Nehemya, the Company's Chief Operating Officer, and anyone on their behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 0.01 per share, of Galmed Pharmaceuticals Ltd. (the "**Company**"), standing in the name of the undersigned at the close of trading on March 28, 2023, at an Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on Thursday, May 4, 2023, at 5:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted "FOR" the proposals on the agenda (the "Proposals"), other than for Proposals 3 and 4, as specified in the enclosed proxy statement (the "Proxy Statement"). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals 3 and 4, your shares will not be voted for such Proposals.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be Signed on Reverse Side)

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 16 Tiomkin St., Tel Aviv 6578317, Israel on Thursday, May 4, 2023, at 5:00 p.m. Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card – Ordinary Shares

DETACH PROXY CARD HERE TO VOTE BY MAIL

		For	Against	Abstain
1.	To approve a reverse share split of the Company's ordinary shares in the range of up to 15:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board of Directors of the Company, within 12 months of the Meeting; and to amend the Company's Articles of Association accordingly.	☐	☐	☐
2.a.	To approve the re-election of Dr. David Sidransky a Class III director, to serve as a member of the Board of Directors until the annual general meeting to be held in 2026 and until his respective successor is duly elected and qualified.	☐	☐	☐
2.b.	To approve the re-election of Mr. Amir Poshinski a Class III director, to serve as a member of the Board of Directors until the annual general meeting to be held in 2026 and until his respective successor s duly elected and qualified.			
3.	To re-approve the Compensation Policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law, 5759-1999.	☐	☐	☐
	• Are you a controlling shareholder (as defined in the Proxy Statement) or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal 3? (**Please note: If you do not mark either 'Yes' or 'No', your shares will not be voted for this Proposal**).	Yes ☐		No ☐
4.	To approve amendments to the exercise price and exercise period of outstanding options granted to our directors, including to our Chief Executive Officer.	☐	☐	☐
	• Are you a controlling shareholder (as defined in the Proxy Statement) or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal 4? (**Please note: If you do not mark either 'Yes' or 'No', your shares will not be voted for this Proposal**).	Yes ☐		No ☐
5.	To reappoint the Company's auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, as auditors of the Company for the fiscal year ending December 31, 2023, and until the 2024 annual general meeting of shareholders.	☐	☐	☐

Date __________ **Signature** __________ **Signature, if held jointly** __________

To change the address on your account, please check the box at right and indicate your new address. ☐

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.